May 2, 2018

Sergey Peredkov
President
Axelerex Corp.
30 Fritz-Kirsch-Zeile
Berlin, 12459
Germany

       Re: Axelerex Corp.
           Registration Statement on Form S-1
           Filed April 5, 2018
           File No. 333-224157

Dear Mr. Peredkov:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed April 5, 2018

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities
       Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company." We note in this regard you appear to have only nominal assets consisting
 Sergey Peredkov
FirstName LastNameSergey Peredkov
Axelerex Corp.
Comapany NameAxelerex Corp.
May 2, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
         solely of cash and that you appear to have only nominal operations. Cover Page of Prospectus, page 1

3. Please reconcile your disclosure here and on page 3 that you have "limited earnings" with your disclosure on page 29 that you have generated "no revenue" as of the date of this
         Prospectus.
4. Please reconcile your disclosure here that your director and his affiliates have "not acted as promoters nor do they have a controlling interest in any companies" with your disclosure on page 7 that your president and director is a promoter and will retain significant control of the company after the offering.


5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.
Summary, page 3

6. We note your disclosure that your offices are located in Germany and that you have identified your target market. Consistent with your disclosure on page 19, please briefly discuss here that you initially intend to target small business clients in North America.
         Given the location of your office and officers, please also clarify if you initially intend to conduct your business largely online or advise.
Going Concern, page 5

7. Please reconcile your disclosure here that your independent auditor "may" express substantial doubt about your ability to continue as a going concern, with your disclosure on pages 3 and F-2 that your auditor has already expressed such doubt. Similarly, please reconcile the disclosure on page 29 that your auditors are "expected" to issue a going-
         concern opinion.
Our President and Director will allocate only a portion of his time, page 6

8. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.
We are selling shares in this offering without an underwriter, page 8

9. Please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, the company may not raise enough funds to pursue its business plan.
 Sergey Peredkov
FirstName LastNameSergey Peredkov
Axelerex Corp.
Comapany NameAxelerex Corp.
May 2, 2018
June 16, 2017 Page 3
Page 3
FirstName LastName
Emerging Growth Company Status, page 16

10. Please refer to the last paragraph of this section. Please clarify and reconcile your disclosure here regarding your election under Section 107 of the JOBS Act regarding complying with new or revised accounting standards with the disclosure at page 26 that indicates you are choosing to "opt out" of an extended transition period to comply with new or revised accounting standards.
Business of Issuer, page 17

11. Please provide support for some of your statements in this section regarding animation and the animation industry, such as Internet users have short attention spans and roughly
         75% of them would rather watch a video or demo about any given product or topic than have to read an article about it or revise to state this as your belief. Please also explain what you mean by your statement that animation adds 10 points to the entertainment factor. Please also clarify what you mean by the example of TED-Ed as a "great example of using animation for explanation." In this regard, please revise to include some context as to how this section relates to your business and business plans. Certain Relationships and Related Transactions, page 25

12. Consistent with your disclosure on page 11 and your verbal agreement as memorialized in
         Exhibit 10.1, please disclose here that if insufficient funds are raised Mr. Peredkov has agreed to loan you funds to complete the registration process. We also note from your disclosure on page F-11 and in Exhibit 10.3 that Mr. Peredkov provides office space to you at no cost. Please disclose your office arrangement in this section. Please also reconcile your disclosure in the Facilities section on page 21 that you are currently conducting your operations from the facilities that your president provides with your disclosure in the Description of Property section on page 21 that you are currently operating out of the premises of your treasurer.
Security Ownership of Certain Beneficial Owners and Management, page 25

13. The disclosure in this section reflects ownership as of December 31, 2017. Please update the information to reflect the most recent practicable date. Refer to
Item 403 of
         Regulation S-K.
Plan of Operations, page 27

14. We note that your plan of operations provides a summary of your business plan assuming
         25% of your offering is sold. Please briefly expand your disclosure to also discuss your plan of operations assuming 50%, 75% and 100% of your offering is sold. Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.
 Sergey Peredkov
Axelerex Corp.
May 2, 2018
Page 4
15. Within the summary of the business plan, please briefly expand to provide enough information so that it is clear for what the monetary amounts are intended. Examples include "ToonBoom Harmony Advanced - $1320" and the reference to a website in month
         3.
Report of Independent Registered Public Accounting Firm, page F-2

16. Please be advised that your auditor's report does not comply with the new auditor reporting standard. Please include an auditor's report which meets requirements as outlined in PCAOB AS 3101 effective for audits of fiscal years ending on or after
         December 15, 2017.
Exhibits
Exhibit 5.1, page II-1

17. Please have counsel revise the first paragraph of the opinion to reflect that you are registering an offering of 10,000,000 shares of common stock. This paragraph currently references the issuance of 4,000,000 shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at Susan Block with any other questions.

FirstName LastNameSergey Peredkov
Comapany NameAxelerex Corp.
                                                             Division of
Corporation Finance
June 16, 2017 Page 4                                         Office of
Transportation and Leisure
FirstName LastName